Exhibit 99.3

IBN Announces Latest Episode of The Bell2Bell Podcast featuring Mariano Soria, General Manager of Turbo Energy S.A.

LOS ANGELES, November 21, 2023 (GLOBE NEWSWIRE) – via IBN – IBN, a multifaceted communications organization engaged in connecting public companies to the investment community, is pleased to announce the release of the latest episode of The Bell2Bell Podcast as part of its sustained effort to provide specialized content distribution via widespread syndication channels.

The Bell2Bell Podcast delivers informative updates and exclusive interviews with executives operating in fast-moving industries. Bell2Bell’s latest podcast features Mariano Soria, General Manager of Turbo Energy S.A., a leading photovoltaic energy storage technology company based in Valencia, Spain.

To begin the interview, Soria introduced Turbo Energy and its business model.

“Turbo Energy is part of a group with more than 20 years of experience in photovoltaic energy,” Soria said. “The company itself was born 10 years ago with the aim of introducing disruptive storage technology, mainly for off-grid homes that wanted to live with photovoltaic energy. It was the introduction of lithium-ion batteries in Spain, and it was also, for us, the beginning of Turbo Energy’s leadership in Spain concerning photovoltaic energy storage.”

“From there, photovoltaic storage has become more and more popular, and Turbo Energy, wanting to stay at the technological forefront, has been investing in innovation and developing its own software. Now, Turbo Energy no longer talks about just batteries; we talk about advanced photovoltaic energy management solutions for residential, commercial and industrial clients.”

Soria next discussed the current state of the renewable energy sector and its outlook for the coming years.

“The renewable energy sector has been growing very quickly in recent years, and we understand that it will not stop doing so throughout the world… This fact, together with rapid growth in the consumption of electric vehicles, will probably favor the energy transition, but it will also present us with a strong technological challenge relating to the management of electrical energy. This is the challenge we want to address at Turbo Energy… Our energy storage system is prepared to protect homes and businesses against the risk of being left without electricity or having to pay dearly for it. Investing in photovoltaics and storage is investing in security and service to the community, even service to the environment.”

Join IBN’s Stuart Smith and Mariano Soria, General Manager of Turbo Energy S.A., to learn more about the company’s recent milestones, as well as its operational goals for the balance of 2023 and beyond.

To hear the episode and subscribe for future podcasts, visit https://podcast.bell2bell.com.

The latest installment of The Bell2Bell Podcast continues to reinforce IBN’s commitment to the expansion of its robust network of brands, client partners, followers, and the growing IBN Podcast Series. For more than 17 years, IBN has leveraged this commitment to provide unparalleled distribution and corporate messaging solutions to 500+ public and private companies.

To learn more about IBN’s achievements and milestones via a visual timeline, visit: https://IBN.fm/TimeLine

About Turbo Energy S.A.

Turbo Energy is a leading photovoltaic energy storage technology company based in Valencia, Spain. The company’s focus is on developing innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. With a combination of artificial intelligence and advanced technology, Turbo Energy is paving the way toward a more sustainable and energy-efficient future. For more information, visit the company’s website at www.Turbo-E.com

About IBN

IBN consists of financial brands introduced to the investment public over the course of 17+ years. With IBN, we have amassed a collective audience of millions of social media followers. These distinctive investor brands aim to fulfill the unique needs of a growing base of client-partners. IBN will continue to expand our branded network of highly influential properties, leveraging the knowledge and energy of specialized teams of experts to serve our increasingly diversified list of clients.

Through our Dynamic Brand Portfolio (DBP), IBN provides: (1) access to a network of wire solutions via Investor Wire to reach all target markets, industries and demographics in the most effective manner possible; (2) article and editorial syndication to 5,000+ news outlets; (3) Press Release Enhancement to ensure maximum impact; (4) full-scale distribution to a growing social media audience; (5) a full array of corporate communications solutions; and (6) total news coverage solutions.

For more information, please visit https://www.InvestorBrandNetwork.com

Please see full terms of use and disclaimers on the InvestorBrandNetwork website applicable to all content provided by IBN, wherever published or re-published: http://IBN.fm/Disclaimer

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the company’s SEC filings. These risks and uncertainties could cause the company’s actual results to differ materially from those indicated in the forward-looking statements.

Corporate Communications

IBN
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